Exhibit 99.1

Mountain Province Diamonds Announces a Special Meeting of Shareholders to Seek Approval for Proposed Financing Solutions

TSX and OTCQX: MPVD

TORONTO and NEW YORK, Aug. 18, 2020 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province" or the "Company") (TSX: MPVD) (OTCQX: MPVD) today announces that it intends to hold a special meeting of shareholders (the "Special Meeting") on September 29, 2020. The record date for shareholders entitled to receive notice and vote at the Special Meeting has been set as August 26, 2020.

The Special Meeting is being called to enable the Company's shareholders to approve two related party transactions that will significantly strengthen the Company's financial position as it responds to the challenges posed by the COVID-19 pandemic.  An information circular with detailed information about the Special Meeting will be mailed to shareholders.

At the Special Meeting, the Company will seek approval for the assignment (the "Assignment") from the existing lenders to Dermot Desmond, or a related company, of the Company's indebtedness of US$25,000,000 under its senior secured revolving credit facility (the "Existing Credit Facility").

In connection with the Assignment, certain amendments will be made to the Existing Credit Facility, including, among other things, adjusting the interest rate to a fixed 5% per annum, payable monthly, and removing certain financial maintenance covenants under a one-year term.  The effect of the Assignment is that Mr. Desmond will provide a refinancing and extension of the existing US$25,000,000 credit facility.

The Company will also seek approval at the Special Meeting for an increase from US$50,000,000 to US$100,000,000 in the sales capacity under the previously announced diamond sales agreement between the Company, certain of its subsidiaries and Dunebridge Worldwide Ltd. (the "Sales Capacity Increase").  This will allow the Company to continue selling its run of mine diamonds (below 10.8 carats) at the prevailing market price, and potentially share in the future upside should the traditional sales channels for rough diamonds remain closed or subdued.

Dunebridge is controlled by Dermot Desmond, an insider and related party of Mountain Province.  The Sales Capacity Increase and the Assignment (together the "Transactions") therefore each constitute a "related party transaction" within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions ("MI 61-101"). Mountain Province is relying on the exemption from the formal valuation requirement of MI 61-101 contained in Section 5.5(g) on the basis of financial hardship. The terms of the Transactions were unanimously approved by the independent members of Mountain Province's board of directors.

An ad hoc committee of independent directors of Mountain Province, all of whom are independent of management and Mr. Desmond, the major shareholder of Mountain Province (the "Independent Committee"), undertook a deliberate and full consideration of the Transactions and various alternatives and financing options available to Mountain Province and concluded that the Transactions are reasonable and represent the best options for Mountain Province in the circumstances, having regard to the best interests of Mountain Province and its stakeholders. The Independent Committee unanimously recommended the Transactions to the board of directors of the Company (the "Board").  The Board has received the recommendations and findings of the Independent Committee, and Mr. Jonathan Comerford and Mr. Brett Desmond having declared conflicts of interest and not attending any part of any meeting where the Transactions were discussed and not voting on the Transactions, has unanimously found that the Company is in serious financial difficulty, that the Transactions designed to improve the financial position of the issuer, that Section 5.5(f) of National Instrument 61-101 is not applicable, and approved the Transactions.

In addition to shareholder approval, the Transactions are subject to approval by the Toronto Stock Exchange.

Stuart Brown, the Company's President and CEO, commented:

"The impact of the COVID-19 pandemic on the diamond industry and in turn the Company has been profound. The support shown by Mr. Desmond and the subsequent finalisation of the Transactions will be a substantial positive step in stabilising the Company and brings more certainty to its future. In particular, the US$50,000,000 increase of the sales agreement allows the Company the flexibility to sell its diamonds under the agreement or through the traditional sales channels as they begin to open after the summer holidays."

"As previously announced, the Company is planning to hold its first sale since the start of the pandemic in September."

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About Mountain Province Diamonds Inc.

Mountain Province Diamonds is a 49% participant with De Beers Group in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 106,202 hectares of highly prospective mineral claims and leases that surround the Gahcho Kué Joint Venture property that include an indicated mineral resource for the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

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%CIK: 0001004530

For further information: Stuart Brown, President, Chief Executive Officer, and Director, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, Vice President, Corporate Development, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 13:34e 18-AUG-20